SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Federal Taxpayer’s Registry (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly Held Company

CANCELLATION NOTICE

ANNUAL GENERAL MEETING

OF APRIL 30, 2020

BRASKEM S.A. (“Company”) (Ticker B3: BRKM3, BRKM5 e BRKM6) notify its shareholders and the market that, due to the disclosure by the Company, on April 3rd, 2020, of the Financial Statements for the fiscal year ended on December 31, 2019 (“DFs 2019”) and the provisions contained in Provisional Measure No. 931 of March 30, 2020 and in CVM Resolution No. 849 of March 31, 2020, decided to cancel the Annual General Meeting to be held on April 30, 2020, at 10:30 am, at the Company's headquarters.

Thus, the Call Notice published in the newspapers “Diário Oficial do Estado da Bahia” and “Correio da Bahia”, on March 31, April 1 and 2, 2020, has no effect. The Company also informs that a new Annual General Meeting will be called, within the terms and provisions set forth in Provisional Measure No. 931 and CVM Resolution No. 849, by publishing a new Call Notice in the aforementioned newspapers, as soon as the conditions allow, after the current restrictions regarding population mobility and social gathering due to CODIV-19 pandemic are suspended or relaxed or if there is an exception to the rule that requires that the shareholders meetings of the companies are conducted at the city of the Company’s headquarters.

Camaçari/BA, April 8, 2020.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

GED - 4799201v1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.